[redacted]

10028912

SEC ... ISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quince Hill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Bust Head Road
(No. and Street)

The Plains (City) VA (State) 20198 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Selby, CPA 301-738-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Ste. 200 (Address) Baltimore (City) MD (State) 21202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

QUINCE HILL PARTNERS, LLC

DECEMBER 31, 2009

Quince Hill Partners, LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quince Hill Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Bust Head Road
(No. and Street)

The Plains	VA	20198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Selby, CPA — 301-738-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Ste. 200	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas Foster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quince Hill Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT

To the Member
Quince Hill Partners, LLC

We have audited the accompanying statement of financial condition of Quince Hill Partners, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quince Hill Partners, LLC as of December 31, 2009, and the results of its operations, the changes in member's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information, except for those items marked "unaudited," has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
February 23, 2010

Quince Hill Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	725,205
Short term investment - certificate of deposit		55,831
Prepaid expenses		1,615
		782,651
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $22,011		7,350
Total assets	$	790,001

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	813
Due to affiliate		53,066
Liability for pension benefits		309,957
Total liabilities		363,836
MEMBER'S EQUITY		426,165
Total liabilities and member's equity	$	790,001

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2009

Revenue	
Commission	$ 655,716
Interest income	841
Total revenue	656,557
Expenses	
Professional fees	46,555
General and administrative expenses	7,868
Salaries and fringe benefits	162,681
Payroll taxes	9,238
Pension expense	241,591
Insurance	6,254
Rent	19,719
Compliance fees	3,037
Travel and entertainment	15,481
Utilities	690
Repairs and maintenance	1,149
Depreciation	4,568
Total expenses	518,831
Net income	$ 137,726

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2009

Balance, December 31, 2008	$	668,980
Net income		137,726
Distributions to member		(200,000)
Balance, December 31, 2009		606,706
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Balance, December 31, 2008		(177,729)
Change in other comprehensive loss: Change in unrecognized prior service cost and unrecognized net loss subsequent to transition		(2,812)
Balance, December 31, 2009		(180,541)
Total member's equity, December 31, 2009	$	426,165

See notes to financial statements

Quince Hill Partners, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2009

Cash flows from operating activities		
Net income	$	137,726
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities		
Depreciation		4,568
Change in assets and liabilties		
Increase in prepaid expenses		(115)
Decrease in accounts payable and accrued expenses		(3,347)
Increase in liability for pension benefits		202,318
Net cash and cash equivalents provided by operating activities		341,150
Cash flows from investing activities		
Interest earned on short-term investments - CD		(706)
Net cash and cash equivalents used in investing activities		(706)
Cash flows from financing activities		
Cash distributions		(200,000)
Advances from affiliate		53,066
Net cash and cash equivalents used in financing activities		(146,934)
NET INCREASE IN CASH AND CASH EQUIVALENTS		193,510
Cash and cash equivalents, beginning		531,695
Cash and cash equivalents, end	$	725,205

Supplemental noncash investing and financing activities

Change in unrecognized net periodic pension costs included in other comprehensive income was $2,812 for the year ended December 31, 2009.

During the year ended December 31, 2009, the Company disposed of furniture and equipment in the amount of $14,591.

See notes to financial statements

NOTE 1 - ORGANIZATION

Quince Hill Partners, LLC, a D.C. Limited Liability Company (the Company), was formed on December 18, 2001, for the purpose of providing clients with services relating to raising investment funds and for any other lawful business as the Member may from time-to-time determine. The services provided are for institutional customers. A limited liability company limits the liability to the member's investment. The Company operates its broker/dealer business on an introducing firm basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Commission Revenue

Commission revenue is recorded on an accrual basis as they are earned in accordance with specific contracts. Any commissions received in advance of being earned are treated as deferred revenue and classified as liabilities until earned.

Cash Equivalents

All highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents. The Company considers interest bearing money market accounts due on demand as cash equivalents.

Short-Term Investments

Short-term investments consist of a certificate of deposit with a maturity of 12 months.

Furniture and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over lives of three to seven years. For income tax purposes, accelerated lives and methods are used.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by the Managing Member on his respective income tax return. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure. For income tax purposes, the Company reports on a calendar year basis.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (Codification). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all references to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission, Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $7,265. The Company had net capital of $409,993 at December 31, 2009, which satisfies the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 887 to 1 at December 31, 2009.

NOTE 4 - LEASE OBLIGATIONS

The Company entered into a leasing arrangement to lease office space in Middleburg, VA on June 27, 2007. The term of the lease was two years and expired on July 31, 2009, with a base monthly rent of $2,995. Additionally, the Company paid 50% of all utility invoices for the entire property where the office space was located.

The Company entered into a second leasing arrangement to lease office space in Washington D.C. on June 10, 2009. The term of the lease is one year and expires on June 30, 2010, with a base monthly rent of $1,545 plus additional fees for incidentals and office services utilized on a monthly basis.

Rent expense for the year ended December 31, 2009 was $19,719.

The future minimum payment under operating leases at December 31, 2009, for the year ending December 31, 2010 is $9,670.

NOTE 5 - COMMISSION REVENUE

Commission revenue was earned from Rockspring Property Managers, Inc. and Covenant Capital Group in the amounts of $297,020 and $358,696, respectively, for the year ended December 31, 2009.

NOTE 6 - RELATED PARTY TRANSACTIONS

Due to Affiliate

During 2009, the managing member paid various operating expenses on behalf of the Company. As of December 31, 2009, $53,066 remains due to the managing member, is noninterest bearing and included in due to affiliate.

NOTE 7 - DEFINED BENEFIT PENSION PLAN

The Company sponsors a defined benefit pension plan (the Plan) with an effective date of the Plan of January 1, 2006. The Plan covers all employees who have completed one year of service and have reached 21 years of age. Employees with five or more years of vesting service are entitled to annual pension benefits beginning at normal retirement age of 62 years old equal to 5.5% of average compensation multiplied by years of service not to exceed fifteen years. The Plan permits early retirement at the age of 55 or over with the completion of at least three years of vesting service. For the year ended December 31, 2009, contributions in the amount of $39,273 were made to the Plan. The minimum amount of expected contributions to the Plan for the year ending December 31, 2010 is $184,417. There are no expected benefits to be paid from the Plan for each of the ensuing years through December 31, 2014.

The expected rate of return on the plan assets reflects an expected equal investment of the plan assets in equities and fixed income funds and an analysis of the average rate of return of the S&P 500 index and the L.B. Gov't./Corp. index over the past 10 years weighted by 50% each.

The Company has implemented accounting guidance issued by the FASB related to defined benefit pension and other postretirement plans, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This guidance also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash accounts in one bank. On October 3, 2008, the basic limit on Federal deposit insurance coverage was temporarily increased from $100,000 to $250,000 per depositor. This increased limit expires on December 31, 2014 for all accounts other than certain retirement accounts. On October 14, 2008, the Federal Deposit Insurance Corporation (FDIC) added a 100% guarantee for non-interest bearing deposits, like those for most business checking accounts. These enhancements were in effect until December 31, 2009, at which time, each financial institution had the option to participate in this guarantee program. As of December 31, 2009, $531,036 is held in excess of FDIC limits.

NOTE 9 - SUBSEQUENT EVENTS

Events that occur after the date of the statement of financial position but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the date of the statement of financial position are recognized in the accompanying basic financial statements. Subsequent events which provide evidence about conditions that existed after the date of the statement of financial position require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 23, 2010 (date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Quince Hill Partners, LLC

SCHEDULE OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Year ended December 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$	363,836
COMPUTATION OF NET CAPITAL		
Total member's equity from statement of financial condition	$	426,165
Less: Other deductions and/or charges		
Prepaid expenses		1,615
Furniture and equipment, net of accumulated depreciation		7,350
Net capital before haircuts on securities positions		417,200
Haircuts on securities		
Certificate of deposit		(279)
Money market account		(6,928)
Net haircuts on securities		(7,207)
Net capital	$	409,993
CAPITAL REQUIREMENTS		
Net capital required	$	24,255
Net capital in excess of requirements		385,738
Net capital, as shown above	$	409,993
Ratio of aggregated indebtedness to net capital		0.887 to 1

Quince Hill Partners, LLC

RECONCILIATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Year ended December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (unaudited) focus report	$	363,836
Changes as noted during audit		
None noted		-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$	363,836
Net capital, as reported in Company's Part II (unaudited) focus report	$	409,993
Changes as noted during audit		
None noted		-
Net capital per schedule of computation of aggregate indebtedness and net capital	$	409,993

Quince Hill Partners, LLC

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Year ended December 31, 2009

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

Quince Hill Partners, LLC

SIPC ASSESSMENT

Year ended December 31, 2009

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2009. This assessment has been paid as of December 31, 2009.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Quince Hill Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Quince Hill Partners, LLC for the year ended December 31, 2009, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment if securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be a material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a significant deficiency, either alone or aggregated with other significant deficiencies, in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 23, 2010

Reznick Group

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES

QUINCE HILL PARTNERS, LLC

DECEMBER 31, 2009

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100
Tel: (410) 783-4900

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member
Quince Hill Partners, LLC

We have performed the agreed-upon procedures enumerated below, which were agreed by Quince Hill Partners, LLC (the Company), and in accordance with the requirements of the Financial Industry Regulatory Authority (FINRA) solely to assist you in determining the firm's Anti-Money Laundering Program's compliance with certain select rules and regulations of the USA Patriot Act of 2001 and FINRA Rule 3310 (formerly NASD Rule 3011) and in determining whether those individuals who have primary responsibility for detecting money laundering are in compliance with the Company's anti-money laundering procedures for the year ended December 31, 2009. The Company's management is responsible for complying with the regulations of its Anti-Money Laundering (AML) Program. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of the specified users of the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

For the year ended December 31, 2009, our procedures and findings were as follows:

1) Determine if the Company has a written Anti-Money Laundering Program.

   Findings

   The Company has a written Anti-Money Laundering Program.

2) Determine that a compliance officer has been designated and note any period for which there was no compliance officer designated.

   Findings

   The Company had a designated compliance officer for the entire year ended December 31, 2009.

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

3) Obtain a list of employees deemed by management to require anti-money laundering training and examine documentation showing that the employees have received training with respect to its anti-money laundering procedures, including the detection of unusual or suspicious transactions and compliance with Federal rules and regulations and reporting requirements. Note any employees from the above list who have not received the required training.

Findings

No exceptions noted.

4) Inquire of management if there was any employee that identified potentially suspicious activity. If such instances exist, ask for a list of such occurrences.

Findings

No employee identified potentially suspicious activities that were reported to the compliance officer during the period.

5) Determine whether the Company's Risk Management Committee was notified of such reports. Note any instances where the Company's Risk Management Committee was not notified of reports of potentially suspicious activity reported by employees.

Findings

No instances of potentially suspicious activity reports were noted during the period.

6) Obtain a listing of potential investors the Company actively marketed to during the period and haphazardly compare a sample of 10% of the potential investors to the U.S. Department of Treasury's Office of Foreign Assets Control (OFAC) List of Specially Designated Nationals and Blocked Persons. Note any instances where potential investors actively marketed to during the period appeared on the OFAC sanctions list.

Findings

No potential investors sampled were on the U.S. Department of Treasury's OFAC List of Specially Designated Nationals and Blocked Persons.

7) Examine the records maintained by the Company from its Potential Investor Identification and Due Diligence process to determine if records of documents are being kept for a period of five years from the closing of a fund. Note any instances where records maintained by the Company from its Potential Investor Identification and Due Diligence process were not kept for a period of at least five years from the closing of a fund.

   Findings

   No exceptions noted.

8) Obtain a copy of the general ledger cash accounts for the year ended December 31, 2009 and scan the cash accounts for receipts of coins or currency of $10,000 or more in one transaction or two or more related transactions and determine whether currency transaction reports have been filed with the Financial Crimes Enforcement Network as required under the Bank Secrecy Act. Note any instances where currency transaction reports were not filed as required under the Bank Secrecy Act.

   Findings

   No exceptions noted.

9) Identify whom management has designated to FINRA (by name, title, mailing address, e-mail address, telephone number and facsimile number) as an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to FINRA regarding any change in such designations.

   Findings

   No change in the designation of the Company's compliance officer occurred during the period.

   Compliance Officer - Thomas S. Foster, Manager Member
   3600 Bust Head Road
   The Plains, VA 20198
   Office - (540) 687-3606
   Fax - (540) 687-3226
   tomfoster@quincehill.com

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

10) Determine that ongoing training is provided by the Company to appropriate personnel.

Findings

Per conversations with management, ongoing training is provided by the Company to personnel.

We were not engaged to, and did not perform an examination, the objective of which would be the expression of an opinion on the Company's compliance with certain select rules and regulations of the Anti-Money Laundering Program in accordance with the USA Patriot Act of 2001 and FINRA Rule 3310. Accordingly, we do not express such an opinion. Had we performed additional procedures for the year ended December 31, 2009, other matters might have come to our attention that would have been reported to you.

This report is solely for the information and use of the Company and FINRA and is not intended to be and should not be used by anyone other than those specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 23, 2010